111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com Michael K. Renetzky Direct Telephone: 312-443-1823 Direct Fax: 312-896-6523 mrenetzky@lockelord.com

December 18, 2020

VIA EDGAR SUBMISSION AND

OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonny Oh

Re:	Merit Life Insurance Company
Initial Registration Statement on Form S-1
Initially Submitted June 19, 2020
File No. 333-239300

Dear Mr. Oh:

Merit Life Insurance Company, a Texas insurance corporation (the “Company”), has submitted to the Securities and Exchange Commission Registration Statement Submission No. 3 on Form S-1 on November 18, 2020 (the “Registration Statement”). In addition, we have submitted further supplemental information in our letter dated December 7, 2020 in which we discussed, among other matters, the underwriting of Financial Firms by the Company as opposed to the Company designating individual model portfolios or securities required to be held in order to purchase the Company’s contingent deferred annuity contract. On behalf of the Company, we are writing to supplementally provide further explanation regarding the legal basis for the Company’s offering of a contingent deferred annuity product that is underwritten based upon the Financial Firm rather than the designation of a model portfolio or specific securities as discussed in our conversation with Mr. Oh on December 16, 2020. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

1.	Underwriting of Financial Firms

On our call on December 16, 2020, you asked that we provide additional information with respect to the legal basis upon which the Company intends to issue Contracts based upon underwriting the Financial Firms rather than designation of set model portfolios or securities. As you have noted, this feature of the Company’s contingent deferred annuity is different than prior contingent differed annuities offered pursuant to a registration statement approved by the

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December 18, 2020

Securities and Exchange Commission (“SEC”) staff. As a threshold matter, we discussed the foundational elements of the SEC’s regulatory focus with respect to the offering of insurance products such as the Contracts as being disclosure-oriented, as opposed to being focused on the substantive regulation of the underlying insurance contract. As has been readily acknowledged by the courts and the SEC, the regulation of insurance companies and insurance contracts is within the purview of the states.

The Company has engaged with its domiciliary regulator, the Texas Department of Insurance (the “Texas DOI”), with respect to the composition and structure of the Contract. The Texas DOI will approve the form of the Contracts submitted by the Company prior to any sales of the Contract. In addition, the Company is in the process of obtaining the approval of the Contracts from each other state insurance regulatory authority in the states in which it intends to offer the Contracts. The fact that the Contracts are being reviewed and approved by the various state insurance regulators – the regulators with the responsibility for the substantive regulation of the terms of insurance products – should provide adequate assurance as to the policyholder protections under the Contracts.

As referenced above, we discussed on our call that the Contracts are different than other contingent deferred annuity contracts for which the SEC has approved registration statements previously. We noted that indeed the Company views this difference as making the Contracts attractive to an underserved market. The Contract differs from other contingent deferred annuities that are currently offered in the market in that the Contract is tied to portfolios or model portfolios established by various Company-approved Financial Firms (so long as those portfolios or model portfolios are within the investment risk profiles agreed with the Financial Firms), as opposed to requiring that an Account be invested in accordance with a fixed model portfolio or specific investments that would be set forth in the contingent deferred annuity contract itself. In the latter case, it is possible to set forth in the registration statement the specific investment parameters that are required for an Account to be eligible to be covered by a contract. In the case of the Contract, however, it is not possible to set forth a definitive list of parameters for each portfolio or model portfolio as the portfolios or model portfolios will be created, customized and maintained by the various Financial Firms, and not by the Company.

The Company has described the information regarding investment risk profiles which appears on pages 21 and 22 of the Registration Statement. It also sets forth throughout the Registration Statement that the Financial Firms, and not the Company, are responsible for establishing and maintaining the model portfolios. Moreover, an important element of the Company’s Contracts is that the Company does not dictate the permissible investments that a Contract holder may make. The Company performs its due diligence on a Financial Firm, as stated above, prior to making its Contract available to the Financial Firm’s customers and agrees to investment risk profiles with each Financial Firm that will govern the Accounts to which a Contract may relate. The actual portfolios or model portfolios which may be covered by a Contract will differ from Financial Firm to Financial Firm – and this may change regularly, so long as the portfolios conform to the investment risk profiles. This distinction from contingent deferred annuity products described in registration statements previously approved by the SEC is

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December 18, 2020

intentional and a feature that the Company believes will reflect positively upon the Contracts in the market. As described above, this attribute of the Contract is part of the substantive regulation of insurance products by state insurance regulators and the Contract will be approved by the insurance regulator in each state in which the Contracts are offered.

We respectfully submit the rather non-controversial notion that so long as the Registration Statement fully and fairly describes the Contracts, it should meet the requirements for approval by the SEC. The Company believes that the Registration Statement does fully and fairly describe the Contracts which will be approved as to substantive form by its domically regulator and other state insurance regulators. The SEC regularly does an admirable job of navigating its disclosure-based regulatory purview and the substantive product-based regulatory purview of state insurance regulators. We submit that the above described substantive feature of the Contracts is appropriately governed by the state insurance departments.

* * * *

Should you have any questions pertaining to this submission, please call the undersigned at (312) 443-1823.

Sincerely Yours,

LOCKE LORD LLP
/s/ Michael K. Renetzky
Michael K. Renetzky, Esq.